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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  Under The Securities Exchange Act Of 1934
                               (Amendment No. 1 )

                           insci-statements.com, corp.
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                                (Name of Issuer)

                      Common Stock $/01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45765T106
                 --------------------------------------------
                                 (CUSIP Number)

                                Joseph A. Baratta
                               Baratta & Goldstein
                                597 Fifth Avenue
                               New York, NY 10017
                                  212-750-9700
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 10, 1999
                  --------------------------------------------
           (Date of Event which Requires the Filing of this Statement)

                                       * *


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45765T106                   13D

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Thomas P. Farkas
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)  [ ]
      ------------------------------------------------------------

                                                                     (b) [ ]
      ------------------------------------------------------------
3.    SEC USE ONLY


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4.    SOURCE OF FUNDS (See Instructions)

      OO
      --------------------------------------------------------------------------

5. CHECK IF DISCLOSURE LO LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A
      --------------------------------------------------------------------------

    NUMBER OF     7.    SOLE VOTING POWER
     SHARES                   1,861,628
  BENEFICIALLY          -------------------------------------------------
    OWNED BY      8.    SHARED VOTING POWER
      EACH                    0
    REPORTING           -------------------------------------------------
     PERSON       9.    SOLE DISPOSITIVE POWER
      WITH                    1,861,628
                        -------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              0
                        -------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,861,628
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   15.8%
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14.          TYPE OF REPORTING PERSON*

                    IN
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                                  SCHEDULE 13D
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ITEM 1.      SECURITY AND ISSUER.

             This Schedule is filed with respect to the Common Stock , $.01 par value (the "Common Stock") of the issuer, insci-statements.com, corp., formerly known as Insci Corp. ("insci"). insci's principal executive offices are located at Two Westborough Business Park, Westborough, Massachusetts 01581

ITEM 2.      IDENTITY AND BACKGROUND.

        (a) This Schedule 13D is filed on behalf of Thomas P. Farkas (the "Reporting Person").

        (b) The Reporting Person's principal business address is in care of Dynamic Controls Corporation, 8 Nutmeg Road South, Post Office Box 73, and South Windsor, Connecticut 06074.

        (c) The present principal occupation of the Reporting person is President of Dynamic Controls Corporation ("Dynamic"). The principal business of Dynamic is a holding company. The address of Dynamic is , 8 Nutmeg Road South, Post Office Box 73, South Windsor, Connecticut 06074.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  The Reporting Person is a citizen of the United States.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The reporting person has previously reported beneficial ownership of 1,696,962 on Schedule 13D. Subsequently, the Reporting Person acquired an additional 164,666 shares of insci Common Stock from Information Management Technologies Corporation in satisfaction of a 12% secured convertible debenture in the amount of $600,000.


ITEM 4.      PURPOSE OF TRANSACTION.

        (a) The shares of the Common Stock reported in this Schedule are held for investment purposes. Depending upon trading prices of Common Stock and upon the Reporting Person's personal financial position and goals from time to time, the Reporting Person may, subject to applicable statutory and other limitations, purchase additional shares of Common Stock or dispose of Common Stock in the open market, in privately negotiated transactions, or otherwise. The Reporting Person retains the right to evaluate his position in the future and change his intent with respect to any future actions.

             Other than as described above, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Item 4 (a) through (I) of Schedule 13D (although he reserves the right to develop such plans).

             (b), (c), (d), (e), (f), (g), (h), (i) and (j): Not Applicable.

ITEM 5:      INTEREST IN SECURITIES OF THE ISSUER.

        (a) After giving effect to the transaction described in Item 3, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 1,861,628 or approximately 15.8% of the issued and outstanding shares of Common Stock. The shares beneficially owned by the Reporting Person include 38,000 shares of Common Stock which may be acquired pursuant to warrants to purchase Common Stock owned by the Reporting Person.

        (b) The number of shares of Common Stock as to which the Reporting Person has the sole power to vote, direct the vote, to dispose and to direct the disposition is 1,861,628 shares, and the number of shares of Common Stock as to which the Reporting Person shares the power to vote, to direct the vote, to dispose and to direct the disposition is 0.

        (c) Except for the transaction described in Items 3 and 4, there have been no other transaction in the Common Stock that were effected by the Reporting Person the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITES OF THE ISSUER.

             There are no contracts, arrangements, undertakings or relationships (legal or otherwise) between the Reporting Person and any person with respect to the securities of the Issuer.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

             Not applicable

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 13, 2000
                                    ------------------------------
                                                 Date

                                       /s/ Thomas  P. Farkas
                                    ------------------------------
                                           Thomas  P. Farkas